

17017848

SEC
Mail Processing
Section
MAY 02 2017
Washington DC
414

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8 - 68731

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fulcrum Capital Markets LLC**

OFFICIAL USE ONLY
155634
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congress Avenue, Suite 2550
(No. and Street)

Austin (City) Texas (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Hamilton (512) 473-2776
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887 (Address) Austin (City) Texas (State) 78755 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAY -3 PM 3:52
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Capital Markets LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

LAUREN REBECCA BOYD
Notary Public, State of Texas
My Commission Expires
August 19, 2019

Chief Compliance Officer
Title


FULCRUM CAPITAL MARKETS LLC
LIMITED LIABILITY
SEAL
2007
DELAWARE
COMPANY

Notary Public 3/1/2017

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

FULCRUM CAPITAL MARKETS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

(FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT)

CONTENTS

FULCRUM CAPITAL MARKETS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

There are no material differences between the computation of net capital presented below and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A amendment filing as of December 31, 2016.

Total member's equity qualified for net capital	$	894,953
Less nonallowable assets		
Other assets		18,743
Net capital before haircuts		876,210
Haircuts on Security positions		-
Net capital	$	876,210
Aggregate indebtedness	$	91,679
Computed minimum net capital required (0.066667of aggregate indebtedness)	$	6,112
Minimum net capital required (under SEC Rule 15c3-1)	$	6,112
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	867,042
Percentage of aggregate indebtedness to net capital		10.46%

FULCRUM CAPITAL MARKETS LLC
STATEMENTS REGARDING RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve account under the provisions of SEC Rule 15c3-3 (k)(2)(ii).

Information relating to the Possession or Control Requirement as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted as the Company has no customer securities in its possession or under its control.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2016 or for the year then ended.


BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Fulcrum Capital Markets LLC:

We have audited the accompanying statement of financial condition of Fulcrum Capital Markets LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Fulcrum Capital Markets LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fulcrum Capital Markets LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II), Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) and Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2) (Schedule IV) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Fulcrum Capital Markets LLC's financial statements. The Supplemental Information is the responsibility of Fulcrum Capital Markets LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 28, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	967,889
Prepaid and other current assets		1,073
Other assets		17,670
Total Assets		986,632
LIABILITIES AND MEMBER'S EQUITY		
Due to parent		91,679
Total Liabilities		91,679
Member's equity		894,953
Total Liabilities and Member's equity	$	986,632

The Notes to Financial Statements are an integral part of this statement.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Fulcrum Capital Markets LLC ("FCM" or the "Company") is a liability limited company formed under the laws of the state of Delaware on September 20, 2007. FCM became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 20, 2011. Fulcrum Capital Holdings LLC ("FCH") is the sole member (the "Member") of the Company. The Company's operations consist primarily of brokering fixed income securities to institutional customers.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

The financial statements were approved by management and were available to be issued on February 28, 2017. Subsequent events have been evaluated through this date.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. As of December 31, 2016, the Company did not have any cash equivalents.

Revenue Recognition

Transactions in investment securities are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected in trading gains and losses, net, on the Statement of Operations. Expenses are recognized as incurred. The Company is evaluating new revenue recognition standards for broker and dealers and will implement as required.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for periods subsequent to 2012.

NOTE 2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, FCM is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires FCM to have and maintain, at all times, a minimum net capital of at least $5,000 or the amount required under the Rule, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, FCM's net capital was $876,210, which was $870,095 in excess of its minimum requirement of $6,115. FCM's percentage of aggregate indebtedness to net capital ratio was 10.46%.

NOTE 3. RELATED PARTY TRANSACTIONS

FCM has a Master Services Agreement (the "MSA") with the Member, Fulcrum Credit Partners LLC, Fulcrum Distressed Partners (BVI) Limited and Fulcrum Fund Advisors LLC in which FCM has agreed to pay 3% of the joint expenses from January 1 to December 31, 2016.

During the year ended December 31, 2016 a total of approximately $39,241 in expenses were allocated to FCM pursuant to the MSA. Additionally, FCM has a payable to the Member of $91,679 at December 31, 2016.

Also during the year ended December 31, 2016 the Member forgave a total of $97,698 in payables due from FCM. Accordingly, this amount is recorded as a contribution from the member on the accompanying Statement of Changes in Member's Equity.

NOTE 4. SUBSEQUENT EVENT

FCM agrees to transfer $756,000 to its sole parent Fulcrum Capital Holdings LLC. That said amount was distributed on January 30, 2017 and shall be used for the operations of Fulcrum Capital Holdings LLC.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

NOTE 6. COMMITMENTS

The Member has two operating leases with Austin lease expiring in February 2020 and Dallas lease, which was executed on February 14, 2017 expiring in March 2022. In accordance with the MSA, the Company has agreed to share 3% of these operating leases from January to December 2016. Lease expenses under these agreements for the year ended December 31, 2016 approximated $5,434 and are included in the accompanying Statement of Operations.

Total future minimum lease commitments under these operating leases are as follows:

2017	$	3,532
2018	$	3,670
2019	$	3,778
2020	$	3,891
Thereafter	$	1,960
Total	$	16,831

NOTE 7. SUPPLEMENTAL REPORT REQUIRED UNDER 17a-5(e)(4)

FCM has net operating revenue of $1,200,000 in the accompanying statement of operations; therefore, it filed the supplemental report for the Securities Investor Protection Corporation annual assessment general reconciliation required under Rule 17a-5(e)(4).